Update on
Update on
Entergy Transmission
Entergy Transmission
Spin/Merger with ITC
Spin/Merger with ITC
Meeting with TIEC
July 18, 2012
Presented by Entergy Texas
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its
Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4)
the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii)
legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”)
registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions.  ITC will also file a proxy statement with the
SEC that will be sent to the shareholders of ITC.  Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions.  ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at
www.sec.gov.  The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by
calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by
calling 248-946-3000.
2

3 3
Agenda
Agenda
ITC Spin-Merge Transaction Overview
Rate Effects of Spin-Merge Transaction
Benefits of ETR – ITC Spin-Merge Transaction
Approvals Required
Storm Response
2014 Billing Process Post Spin/Merge

Entergy Post-Merge

Entergy

ITC Post-Merge

50.1%
ITC Stock
ITC

4 4
The Merger Transaction –
The Merger Transaction –
End State
End State
•
Entergy Utility Operating Companies comprised of:
– Generation
– Distribution
•
~$1.775B of debt will be issued by Entergy in
connection with the internal separation of the
transmission business, the proceeds from which
will be used for debt reduction
•
Each Entergy Utility Operating Company's capital
structure after the spin-off and merger anticipated
to be consistent with capitalization prior to the
transaction
Entergy
Shareholders
Parent
Creditors
Utility
OpCos
Entergy
Wholesale
Commodities
OpCo
Creditors
Entergy
Shareholders
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC Merger
Sub
Transco Subs
Illustrative
•
Prior to the merger, ITC
expects to effectuate a $700M
recapitalization currently
anticipated to be a special
dividend
•
Entergy shareholders to merge
spun transmission business with
ITC merger subsidiary
•
New Holdco to survive
•
Entergy shareholders to receive
50.1% of ITC stock

5 5
Benefits of ETR – ITC Spin-Merge Transaction
ITC Spin-Merge Transaction Overview
Agenda
Agenda
Rate Effects of Spin-Merge Transaction
Approvals Required
Storm Response
2014 Billing Process Post Spin/Merge

6 6
Financial
Flexibility
and Growth
Operational
Excellence
Independent
and
Transparent
ITC Model
Overview
Overview
of
of
Benefits
Benefits
to
to
Customers
Customers
Through
Through
Spin-Merge
Spin-Merge
•
Increases flexibility of Entergy’s investment alternatives
•
Protects credit quality of Entergy’s Operating Companies
•
Supports efficient infrastructure investment
•
Improves access to capital for transmission business
•
Combines best operating practices of both Entergy and ITC
•
Brings ITC’s experience and track record of safe and reliable operations to ensure continued strengthening of overall grid performance
•
Leverages Entergy employees’ knowledge and experience and
fully utilizes Entergy’s world-class storm restoration process
•
Provides singular focus on transmission system performance,
planning and operations
•
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance
open access initiatives and promote access to competitive
energy markets

7 7
ITC Spin-Merge Transaction Overview
Agenda
Agenda
Benefits of ETR – ITC Spin-Merge Transaction
Storm Response
Rate Effects of Spin-Merge Transaction
Approvals Required
2014 Billing Process Post Spin/Merge

8 8
Supply Chain
Operations
Resource
Logistics
Administration
Preliminary pre-design phase vision
Final design scheduled 9/2012
ITC employee
ETR employee
ETR System Incident
Commander (SIC)
John Mullins
ITC System Incident
Commander (SIC)
Greg Grillo
System Section
Chiefs
System Planning
Chief
Planning Support
Branch Director
Restoration
Prioritization
Risk Analysis
Situation Branch
ITC Storm
Response
Organization
ITC-ETR
liaison
(New
position)
Functional Incident
Commanders
(ex. Fossil, Distribution,
Nuclear, Gas)
Supply Chain
Operations
Resource
Logistics
Administration
ITC Technical/Mgmt
employee assigned to
ETR storm response
center in Jackson
Storm
Storm
Response
Response
Organization
Organization
Will
Will
Be
Be
Modified
Modified
to
to
Ensure
Ensure
Close
Close
Coordination
Coordination
and
and
Interaction
Interaction
Between
Between
Entergy
Entergy
and
and
ITC
ITC

9 9
Storm Response
ITC Spin-Merge Transaction Overview
Agenda
Agenda
Benefits of ETR – ITC Spin-Merge Transaction
Rate Effects of Spin-Merge Transaction
Approvals Required
2014 Billing Process Post Spin/Merge

10 10 10
Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
Analysis assumes MISO base ROE for Entergy transmission business
(12.38%) and capital structure currently utilized by ITC Operating Companies
(60% equity/40% debt)
Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset ROE and capital structure impacts
Forward Test Year: Eliminates regulatory lag in recovery of capital investments
One-time impact of conversion to forward test year
Reflects amounts that would have been collected in future years
MSS-2 construct eliminated post-transaction
Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment and retail share of Transmission investments
Rate Impacts Split into WACC, Rate Timing, and
Rate Impacts Split into WACC, Rate Timing, and
Net Other Effects for Retail Customers
Net Other Effects for Retail Customers
WACC
Effects
Rate
Timing
Effects
Net Other
Effects

11 11 11
Illustrative
Note: Contents exclude estimated
one-time rate timing effect of
$228.18 in 2014 due to
conversion to forward test
year – reflects amounts that
would have been collected in
future years
ETI LIPS Bill – 5,000 kW, 80% Load Factor; $
170,000
168,000
166,000
164,000
162,000
4,000
2,000
0
Illustrative Bill
if ITC owns
T assets –
post-transaction
~166,959.02
2014
Net Other Effects
~(451.91)
2014
WACC Effects
~448.58
Illustrative Bill
if ETR owns
T assets –
status quo
166,962.35
Note: Illustrative bill is the average of the 2011 Typical Monthly Bills for a Large Industrial Power Service (LIPS) customer using 5,000 kW at an
80% Load Factor, excluding taxes. Calculation indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include effects of any future potential changes in fuel prices, rate cases between now and transaction close date, or rate timing effects such as adoption of Forward Test Year or modified depreciation schedules.
ETI Typical LIPS Customer Bill Not Expected to
ETI Typical LIPS Customer Bill Not Expected to
Increase Post Spin-Merge Due to Transaction Effects
Increase Post Spin-Merge Due to Transaction Effects
~(3.33)
0.0%
Over the long term, customer
bill effects expected to be
mitigated by...
Enhanced Financial
Flexibility
Operational Excellence
Reliability, System
Performance, Scale
Efficiencies, etc.
Independent and
transparent ITC model,
which supports robust
markets and competition

12 12
Storm Response
ITC Spin-Merge Transaction Overview
Agenda
Agenda
Benefits of ETR – ITC Spin-Merge Transaction
Approvals Required
Rate Effects of Spin-Merge Transaction
2014 Billing Process Post Spin/Merge

13 13
Proposed
MISO
Attachment O *
for ITC
Reviews
Attachments
*Attachment O: FERC approved formula rate template
establishing formula to calculate  revenue requirements;
does not require FERC approval for annual updates
One-Time
Request/Approval
ITC Wholesale Rate Calculation Process
ITC Wholesale Rate Calculation Process
Updates
Attachment O Rate
Templates
(includes forward test
year estimate and prior
year true-up)
Reviews
Attachment
O Rate
Templates
Annual
Post Final
Attachment
O Rate
Templates
Mods
Req’d?
Y
N
Add’l
Data
Req’d?
Y
N
Prepare
Data
Requested
~ Dec 1
Reviews
Proposal
Apprvd
?
N
Y
Post
Attachment
O Rate
Templates
~ Sept 1

14 14
Projected Rate
Base
PAR
PGRRBGG
PGRRWGG
PNRR
PAOCNRWTU
Projected Weighted
Average Cost of
Capital (WACC)
x
Projected Expenses
(O&M, Depreciation,
Taxes)
Projected Attachment
GG (sch 26) Rev
Requirement
Revenue Credits
(rent of property, short
term point-to-point
revenue, etc.)
Projected Network
Load 12CP Load
(ITCM Annual Sys Avg
Peak in kW month)
True Up Adjustment –
Over (Under)
Recovery from Prior
Year + Interest
Projected Allowed Return
(PAR)
Projected Gross Revenue
Requirement before Attachment
GG (Schedule 26) offset
(PGRRBGG)
Projected Attachment O
Calculated Network Rate ($/kW
month) For Next Calendar Year
without True Up
(PAOCNRWTU)
Projected Attachment O
Calculated Network Rate for Next
Calendar Year with True Up
=
=
=
=
=
=
Projected Gross Revenue
Requirement with Attachment GG
(Schedule 26) offset (PGRRWGG)
Projected Net Revenue
Requirement
(PNRR)
+
–
–
+
÷
ITC Attachment O –
ITC Attachment O –
Wholesale Rate Calculation
Wholesale Rate Calculation
Step 1
Step 2
Step 3
Step 4
Step 5
Step 6

15 15
2014 Billing Process Post Spin/Merge
2014 Billing Process Post Spin/Merge
Billing Calc for
ITC and MISO Srvs
per applicable rate
schedules
Wholesale
Transmission
Customers
including
Submit
Reservation
Request
OASIS
(point-to-point
usage)
Receive
Revenue for
Usage of ITC
Transmission
Receive
Cash
Retain
Revenue for
MISO Srvs
Generate Retail
Customer
Bill by Class
Receive Bill
($ owed,
usage, etc.)
Wire
Payment
Retail
Cust.
Bill
Req’d?
Y
N
End
Network
Load
(usage)

16 16
Storm Response
ITC Spin-Merge Transaction Overview
Agenda
Agenda
Benefits of ETR – ITC Spin-Merge Transaction
Approvals Required
Rate Effects of Spin-Merge Transaction
2014 Billing Process Post Spin/Merge

17 17
Pathway to Completion –
Pathway to Completion –
Required Approvals
Required Approvals
Authority Requirements
Entergy retail
regulators
•
Change of control of transmission assets
•
Affiliate transaction approvals related to steps in the spin / merge
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets (203 filing)
•
Acceptance of jurisdictional agreements (205 filing)
•
Authorization to assume debt / issue securities (204 filings)
•
Changes to System Agreement to remove provisions related to transmission planning and equalization
•
ITC filing to establish new rate tariffs for the ITC operating companies
Hart-Scott-
Rodino Act
•
Pre-merger notification to review potential antitrust and competition issues
IRS
•
Private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of Transco are met
Securities and
Exchange
Commission
•
ITC Form S-4 and Proxy Statement (including audited Transco financial statements and disclosures), and
•
Transco Registration Statement
ITC shareholders Approvals required for:
•
•
•
Merger,
Issuance of shares to ETR shareholders, and
Amendment to ITC charter to increase authorized number of shares